Exhibit 99.1

Press Release

Date:July 29, 2024

For Release: Immediately

Contact: Enstar Communications

Telephone: +1 (441) 292-3645

Enstar Group Limited Reports Second Quarter 2024 Results

•	Enstar to be Acquired by Sixth Street-led Consortium for $5.1 Billion

•	Net Income Attributable to Enstar Ordinary Shareholders of $126 Million; Return on Equity of 2.5% Primarily Driven by Positive Investment Results

•	Year-to-Date Growth in Book Value per Ordinary Share of 4.5% to $358.74 (Fully Diluted* $350.74)

•	Announced $400 Million Loss Portfolio Transfer with SiriusPoint

•	Signed $350 Million Agreement to Provide Reinsurance Cover in Insurance-linked Securities (ILS) Market[1]

•	Entered into $200 Million Adverse Development Cover Agreement with Insurance Australia Group

•	Closed $297 Million Transaction To Reinsure Legacy Business with Accredited

1This transaction closed on July 25.

* Non-GAAP measure; refer to "Non-GAAP Financial Measures" further below for explanatory notes and a reconciliation to the most directly comparable GAAP measure.

HAMILTON, Bermuda - July 31, 2024 - Enstar Group Limited (Nasdaq: ESGR) today announced financial results for the second quarter 2024.

Merger and Financial Results Audio Update:

As previously announced, Enstar has entered into a definitive merger agreement to be acquired by a consortium of institutional investors led by Sixth Street for $5.1 billion or $338 per ordinary share. A copy of the press release can be found by visiting the Investor Relations section of the Enstar corporate website at EnstarGroup.com. In light of the announced transaction, Enstar will not be providing recorded commentary to accompany its June 30, 2024 financial results.

President’s Departure:

Enstar also announced today that President, Orla Gregory, will step down at the end of the year. Ms. Gregory has been a pivotal leader at Enstar, contributing significantly to the Company’s growth and success over her 21-year tenure, and serving in senior executive leadership roles since 2015. She will focus on leading the Company’s preparations for closing the merger and its transition to a privately held business, as well as continuing to serve as a director and executive leadership team member until December 31, 2024.

Mr. Silvester said: “Orla has spent her career in dedicated service to Enstar. She is a dynamic executive who has contributed massively to the strong leadership, culture, and brand built at Enstar. We are appreciative that she will be involved in transitioning us into our next chapter. We will miss Orla tremendously.”

Enstar Group Limited | 2024 Press Release	1

Ms. Gregory said: “I am very proud of the achievements by so many during my time at Enstar. With great leadership in place, and significant opportunities in the legacy space, I have no doubt that Enstar will continue to excel. Today’s transaction is an exciting evolution, and I look forward to working with the team in preparation for closing. I thank Dominic for the great opportunities I’ve had and all of my colleagues for their dedication and support.”

Transactions:

During the second quarter 2024, we:

•	Announced $400 million Loss Portfolio Transfer (“LPT”) agreement with SiriusPoint to reinsure a portfolio of workers’ compensation business covering underwriting years 2018 to 2023.

•	Signed an agreement to reinsure certain 2019 and 2020 business written by a third-party capital platform for which Enstar will receive a premium of $350m for the portfolio, which marks our first ever deal in ILS and the first solution of its type in this market. This deal closed on July 25, 2024.

•	Entered into an adverse development cover (“ADC”) agreement with Insurance Australia Group, where Enstar will provide approximately $430 million of excess cover over approximately $1.7 billion of underlying reserves related to certain long-tail insurance business, including product & public liability, compulsory third-party motor, professional risks and workers’ compensation.

•	Completed a $297 million transaction to reinsure legacy business with Accredited, in connection with Accredited’s acquisition by Onex Partners.

Three Months Ended June 30, 2024 Highlights:

•	Net income attributable to Enstar ordinary shareholders of $126 million, or $8.49 per diluted ordinary share, compared to $21 million, or $1.34 per diluted ordinary share, for the three months ended June 30, 2023.

•	Return on equity ("ROE") of 2.5% and Adjusted ROE* of 2.9% for the quarter compared to ROE and Adjusted ROE* of 0.5% and 2.1%, respectively, in the second quarter of 2023. Quarter-over-quarter ROE performance was positively impacted by an increase in the gain from fair value changes in trading securities, funds held and other investments and favorable prior period loss development (“PPD”). Second quarter 2024 Adjusted ROE* excludes $35 million of net realized losses on our fixed maturities and fair value changes in trading securities and funds held.

•	Run-off liability earnings ("RLE") of $62 million for the quarter relative to the comparative quarter RLE of $10 million was driven by favorable loss development on our construction defect line of business after assuming active claims management, as well as our professional indemnity/directors and officers line of business.

•	Annualized total investment return (“TIR”) of 5.2% and Annualized Adjusted TIR* of 5.6% for the quarter compared to Annualized TIR and Annualized Adjusted TIR* of 3.0% and 5.1%, respectively, for the three months ended June 30, 2023. TIR in the second quarter of 2024 benefited from the fact that interest rates increased by less during the period relative to the second quarter of 2023, resulting in reduced losses from fair value changes in fixed income securities and funds held. Quarter-over-quarter TIR performance was also positively impacted by increased gains from fair value changes in other investments, including equities, partially offset by a loss from equity method investments.

*	Non-GAAP measure; refer to "Non-GAAP Financial Measures" further below for explanatory notes and a reconciliation to the most directly comparable GAAP measure.

Six Months Ended June 30, 2024 Highlights:

•	Net income attributable to Enstar ordinary shareholders of $245 million, or $16.49 per diluted ordinary share. In comparison, net income attributable to Enstar ordinary shareholders of $445 million, or $27.19 per diluted ordinary share, for the six months ended June 30, 2023, which includes the one-time Enstar's share of gain on novation of $194 million of our closed block reinsurance of life annuity policies in Enhanzed Re.

Enstar Group Limited | 2024 Press Release	2

•	ROE of 4.9% and Adjusted ROE* of 5.6%, compared to 10.0% and 8.6%, respectively, for the six months ended June 30, 2023. The prior-year period’s ROE and Adjusted ROE* included a $194 million net gain recognized on the novation of Enhanzed Re reinsurance closed block of life annuity policies. Period-over-period ROE performance was also impacted by a decline in the gain from fair value changes in trading securities, funds held and other investments and losses from equity method investments. This is partially offset by an increase in favorable prior period loss development. Year-to-date second quarter 2024 Adjusted ROE* also excludes $60 million of net realized losses on our fixed maturities and fair value changes in trading securities and funds held.

•	RLE of $86 million was driven by favorable loss development on our construction defect line of business after assuming active claims management, as well as our asbestos and professional indemnity/directors and officers lines of business, partially offset by adverse loss development on our environmental and general casualty lines of business. For the six months ended June 30, 2023, RLE of $20 million was positively impacted by favorable loss development in our workers’ compensation and general casualty line of business. The favorable results in 2023 were partially offset by an increase in the fair value of liabilities for which we have elected the fair value option and an increase in the unallocated loss adjustment expenses (“ULAE”) provision as a result of assuming active claims management control.

•	Annualized TIR of 5.0% and Adjusted Annualized TIR* of 5.6%, compared to 6.1% and 5.6%, respectively, for the six months ended June 30, 2023. TIR was negatively impacted by increased losses from fair value changes on trading securities and funds held as a result of comparatively more significant increases in interest rates in the U.S. in the first half of 2024 than in the prior period. Period-over-period TIR was also impacted by losses from equity method investments, partially offset by increases in the fair value of other investments.

•	In March 2024, Enstar’s Bermuda-based wholly-owned subsidiary Cavello Bay Reinsurance Limited was assigned an Insurer Financial Strength Rating of ‘A’ with stable outlook by S&P Global Ratings.

* Non-GAAP measure; refer to "Non-GAAP Financial Measures" further below for explanatory notes and a reconciliation to the most directly comparable GAAP measure.

Enstar Group Limited | 2024 Press Release	3

Key Financial and Operating Metrics

We use the following GAAP and Non-GAAP measures to monitor the performance of and manage the company:

	Three Months Ended June 30,				Six Months Ended June 30,
	2024	2023	$ / pp / bp Change		2024	2023	$ / pp / bp Change
	(in millions of U.S. dollars, except per share data)
Key Earnings Metrics
Net income attributable to Enstar ordinary shareholders	$126	$21	$105		$245	$445	$(200)
Adjusted operating income attributable to Enstar ordinary shareholders*	$160	$105	$55		$301	$506	$(205)
ROE	2.5%	0.5%	2.0	pp	4.9%	10.0%	(5.1	) pp
Adjusted ROE*	2.9%	2.1%	0.8	pp	5.6%	8.6%	(3.0	) pp

Key Run-off Metrics
Prior period loss development	$62	$10	$52		$86	$20	$66
Adjusted prior period loss development*	$65	$8	$57		$89	$44	$45
RLE	0.6%	0.1%	0.5	pp	0.8%	0.2%	0.6	pp
Adjusted RLE*	0.6%	0.1%	0.5	pp	0.7%	0.3%	0.4	pp

Key Investment Return Metrics
Total investable assets	$17,375	$19,219	$(1,844)		$17,375	$19,219	$(1,844)
Adjusted total investable assets*	$18,178	$20,272	$(2,094)		$18,178	$20,272	$(2,094)
Annualized investment book yield	4.35%	4.47%	(12	) bp	4.35%	3.78%	57	bp
Annualized TIR	5.2%	3.0%	2.2	pp	5.0%	6.1%	(1.1	) pp
Adjusted Annualized TIR*	5.6%	5.1%	0.5	pp	5.6%	5.6%	—	pp

					As of
					June 30,	December
Key Shareholder Metrics					2024	31, 2023
Book value per ordinary share					$358.74	$343.45	$15.29
Fully diluted book value per ordinary share*					$350.74	$336.72	$14.02

pp - Percentage point(s)

bp - Basis point(s)

*Non-GAAP measure; refer to "Non-GAAP Financial Measures" further below for explanatory notes and a reconciliation to the most directly comparable GAAP measure.

Enstar Group Limited | 2024 Press Release	4

Results of Operations By Segment - For the Three and Six Months Ended June 30, 2024 and 2023

Run-off Segment

The following is a discussion and analysis of the results of operations for our Run-off segment.

	Three Months Ended			Six Months Ended
	June 30,		$	June 30,		$

	2024	2023	Change	2024	2023	Change

	(in millions of U.S. dollars)
REVENUES
Net premiums earned	$5	$7	$(2)	$16	$15	$1
Other income:
Reduction in estimates of net ultimate defendant A&E liabilities - prior
periods	—	—	—	—	2	(2)
Reduction in estimated future defendant A&E expenses	1	—	1	2	1	1
All other income	2	5	(3)	4	7	(3)
Total other income	3	5	(2)	6	10	(4)
Total revenues	8	12	(4)	22	25	(3)
EXPENSES
Net incurred losses and LAE:
Current period	4	3	1	9	13	(4)
Prior periods:
Reduction in estimates of net ultimate losses	(42)	(8)	(34)	(48)	(23)	(25)
Reduction in provisions for ULAE	(22)	—	(22)	(39)	(18)	(21)
Total prior periods	(64)	(8)	(56)	(87)	(41)	(46)
Total net incurred losses and LAE	(60)	(5)	(55)	(78)	(28)	(50)
Acquisition costs	1	4	(3)	2	6	(4)
General and administrative expenses	48	47	1	90	86	4
Total expenses	(11)	46	(57)	14	64	(50)
SEGMENT NET INCOME (LOSS)	$19	$(34)	$53	$8	$(39)	$47

Overall Results

Three Months Ended June 30, 2024 versus 2023: Net income from our Run-off segment was $19 million compared to net loss of $34 million in the comparative quarter, primarily due to:

•	A $56 million increase in favorable PPD in the current quarter, mainly driven by a $34 million increase in the reduction in estimates of net ultimate losses and a $22 million release of ULAE provisions.

•	During the second quarter of 2024, we recognized favorable loss development on our construction defect and professional indemnity/directors and officers lines of business of $24 million and $12 million, respectively, driven by favorable claims experience.

◦	In comparison, during the second quarter of 2023 we recognized favorable loss development of $9 million on our workers’ compensation line of business as a result of favorable claims experience, most notably in the 2021 acquisition year. We also increased our ULAE provision by $21 million as a result of assuming active claims control on the 2022 LPT agreement with Argo, which offset other ULAE reserve adjustments from our run-off operations.

Six Months Ended June 30, 2024 versus 2023: Net income from our Run-off segment was $8 million compared to net loss of $39 million in the comparative period, primarily due to:

•	A $46 million increase in favorable PPD, mainly driven by a $25 million increase in the reduction in estimates of net ultimate losses and a $21 million increase in the release of ULAE provisions relative to the comparative period.

Enstar Group Limited | 2024 Press Release	5

◦	During the first half of 2024, PPD was driven by favorable loss development across multiple lines of business. We recognized $41 million and $22 million of favorable loss development on our professional indemnity/directors and officers and construction defect line of business, respectively, as a result of favorable claims experience, as well as $25 million of favorable loss development on our asbestos line of business resulting from actuarial analysis. This was partially offset by adverse loss development on our general casualty line of business of $17 million, driven by adverse claims experience and adverse loss development on our environmental line of business of $25 million due to results from actuarial reviews during the period.

◦	In comparison, in the first half of 2023, we recognized favorable loss development of $20 million on our workers’ compensation line of business as a result of continued favorable claims experience, most notably in the 2021 acquisition year.

Investments Segment

The following is a discussion and analysis of the results of operations for our Investments segment.

	Three Months Ended			Six Months Ended
	June 30,			June 30,

	2024	2023	$ Change	2024	2023	$ Change

	(in millions of U.S. dollars)
REVENUES
Net investment income:
Fixed maturities	$137	$145	$(8)	$279	$276	$3
Cash and restricted cash	7	8	(1)	15	13	2
Other investments, including equities	19	23	(4)	39	47	(8)
Less: Investment expenses	(8)	(4)	(4)	(18)	(8)	(10)
Total net investment income	155	172	(17)	315	328	(13)
Net realized losses:
Fixed maturities	(9)	(25)	16	(15)	(43)	28
Total net realized losses	(9)	(25)	16	(15)	(43)	28
Fair value changes in:
Fixed maturities, trading	(26)	(64)	38	(45)	(5)	(40)
Other investments, including equities	112	62	50	216	209	7
Total fair value changes in trading securities and other investments	86	(2)	88	171	204	(33)
Total revenues	232	145	87	471	489	(18)
EXPENSES
General and administrative expenses	10	10	—	20	21	(1)
Total expenses	10	10	—	20	21	(1)
(Loss) income from equity method investments	(8)	14	(22)	(13)	25	(38)

SEGMENT NET INCOME	$214	$149	$65	$438	$493	$(55)

Overall Results

Three Months Ended June 30, 2024 versus 2023: Net income from our Investments segment was $214 million for the three months ended June 30, 2024 compared to $149 million for the three months ended June 30, 2023. The increase of $65 million was primarily due to:

•	an increase in the gain from fair value changes in other investments, including equities of $50 million, primarily driven by a favorable variance in relation to an embedded derivative related to the assets supporting one of our LPTs and increases in the gains for our CLO equities, hedge funds, private equity funds, privately held equities and infrastructure. This is partially offset by decreases in the gain from publicly traded equities, fixed income funds, and real estate; and

Enstar Group Limited | 2024 Press Release	6

•	a decrease in the aggregate of net realized losses and losses from fair value changes in trading securities and funds held of $54 million, primarily as a result of moderating increases in interest rates across U.S., U.K. and European markets in the current period, relative to the comparative quarter. This is partially offset by;

•	a decrease in our net investment income of $17 million due to an overall reduction in investments and funds held assets as a result of claims payments which outpaced new business relative to the periods and an increase in investment expenses primarily due to increased performance fees; and

•	a loss from equity method investments of $8 million for the current quarter compared to $14 million income in the comparative quarter as a result of increased losses on our investment in Monument Re.

Six Months Ended June 30, 2024 versus 2023: Net income from our Investments segment was $438 million for the six months ended June 30, 2024 compared to $493 million for the six months ended June 30, 2023. The decrease of $55 million was primarily due to:

•	an increase in the aggregate of net realized losses and losses from fair value changes in trading securities and funds held of $12 million, primarily as a result of comparatively more significant increase in interest rates in the U.S., as well as comparatively less significant tightening credit spreads;

•	a loss from equity method investments of $13 million for the current period compared to $25 million income in the comparative period as a result of increased losses on our investment in Monument Re, partially offset by an increase in income on our investment in Core Specialty; and

•	a decrease in our net investment income of $13 million, which is primarily due reductions in our investments and funds held assets as a result of claims payments which outpaced new business, less dividend income earned on our publicly traded equities and increased investment expenses primarily due to increased performance fees; partially offset by;

•	an increase in the gain on fair value changes from other investments, including equities, of $7 million, primarily driven by our privately held equities, CLO equities, hedge funds, and private equity funds relative to the comparative period, partially offset by decreased gains on publicly traded equities, private debt, and real estate, and an unfavorable variance in relation to an embedded derivative related to the assets supporting one of our LPTs.

Income and (Loss) by Segment - For the Three and Six Months Ended June 30, 2024 and 2023

	Three Months Ended			Six Months Ended
	June 30,			June 30,

	2024	2023	$ Change	2024	2023	$ Change

	(in millions of U.S. dollars)
REVENUES
Run-off	$8	$12	$(4)	$22	$25	$(3)
Investments	232	145	87	471	489	(18)
Assumed Life (1)	—	—	—	—	275	(275)
Subtotal	240	157	83	493	789	(296)
Corporate and other (1)	(4)	(3)	(1)	(7)	(3)	(4)
Total revenues	$236	$154	$82	$486	$786	$(300)
SEGMENT NET INCOME (LOSS)

Run-off	$19	$(34)	$53	$8	$(39)	$47
Investments	214	149	65	438	493	(55)
Assumed Life (1)	—	—	—	—	275	(275)
Total segment net income	233	115	118	446	729	(283)
Corporate and other (1)	(107)	(94)	(13)	(201)	(284)	83
NET INCOME ATTRIBUTABLE TO ENSTAR
ORDINARY SHAREHOLDERS	$126	$21	$105	$245	$445	$(200)

(1)	Effective January 1, 2024, Assumed Life and Legacy Underwriting were determined to no longer meet the definition of reportable segments and their residual income and loss activities were prospectively included in Corporate and other activities. Activities prior to January 1, 2024 are recorded in their respective segments. In addition, Legacy Underwriting had no revenue or income activity for the three or six months ended June 30, 2024 and 2023 and therefore is excluded from the table above.

Enstar Group Limited | 2024 Press Release	7

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of Enstar and its management team. Investors can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future events or performance. Investors are cautioned that any such forward-looking statements speak only as of the date they are made, are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Important risk factors regarding Enstar can be found under the heading "Risk Factors" in our Form 10-K for the year ended December 31, 2023 and are incorporated herein by reference. Furthermore, Enstar undertakes no obligation to update any written or oral forward-looking statements or publicly announce any updates or revisions to any of the forward-looking statements contained herein, to reflect any change in its expectations with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements, except as required by law.

About Enstar

Enstar is a NASDAQ-listed leading global (re)insurance group that offers capital release solutions through its network of group companies in Bermuda, the United States, the United Kingdom, Continental Europe and Australia. A market leader in completing legacy acquisitions, Enstar has acquired over 115 companies and portfolios since its formation. For further information about Enstar, see www.enstargroup.com.

Contacts

For Investors: Matthew Kirk (investor.relations@enstargroup.com)

For Media: Jenna Kerr (communications@enstargroup.com)

Enstar Group Limited | 2024 Press Release	8

P

ENSTAR GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2024 and 2023

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(expressed in millions of U.S. dollars, except share and per share data)
REVENUES
Net premiums earned	$5	$7	$16	$15
Net investment income	155	172	315	328
Net realized losses	(9)	(25)	(15)	(43)
Fair value changes in trading securities, funds held and other investments	86	(2)	171	204
Other (loss) income	(1)	2	(1)	282
Total revenues	236	154	486	786
EXPENSES
Net incurred losses and loss adjustment expenses
Current period	4	3	9	13
Prior periods	(62)	(10)	(86)	(20)
Total net incurred losses and loss adjustment expenses	(58)	(7)	(77)	(7)
Amortization of net deferred charge assets	29	24	59	41
Acquisition costs	1	4	2	6
General and administrative expenses	98	85	185	174
Interest expense	23	22	45	45
Net foreign exchange losses (gains)	1	5	(8)	(1)
Total expenses	94	133	206	258
INCOME BEFORE INCOME TAXES	142	21	280	528
Income tax benefit (expense)	2	4	(3)	5
(Loss) income from equity method investments	(8)	14	(13)	25
NET INCOME	136	39	264	558
Less: Net income attributable to noncontrolling interest	(1)	(9)	(1)	(95)
NET INCOME ATTRIBUTABLE TO ENSTAR GROUP LIMITED	135	30	263	463
Dividends on preferred shares	(9)	(9)	(18)	(18)
NET INCOME ATTRIBUTABLE TO ENSTAR GROUP LIMITED ORDINARY SHAREHOLDERS	$126	$21	$245	$445
Earnings per ordinary share attributable to Enstar:
Basic	$8.59	$1.36	$16.72	$27.44
Diluted	$8.49	$1.34	$16.49	$27.19
Weighted average ordinary shares outstanding:
Basic	14,664,767	15,460,318	14,652,962	16,216,080
Diluted	14,846,505	15,660,981	14,854,673	16,366,517

Enstar Group Limited | 2024 Press Release	9

ENSTAR GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2024 and 2023

	June 30, 2024	December 31, 2023
	(in millions of U.S. dollars, except share data)
ASSETS
Short-term investments, trading, at fair value	$9	$2
Short-term investments, available-for-sale, at fair value (amortized cost: 2024 — $45; 2023 — $62)	45	62
Fixed maturities, trading, at fair value	1,698	1,949
Fixed maturities, available-for-sale, at fair value (amortized cost: 2024 — $5,381; 2023 — $5,642; net of allowance: 2024 — $14; 2023 — $16)	4,971	5,261
Funds held	4,730	5,251
Equities, at fair value (cost: 2024 — $602; 2023 — $615)	761	701
Other investments, at fair value (includes consolidated variable interest entity: 2024 - $101; 2023 - $59)	4,091	3,853
Equity method investments	318	334
Total investments	16,623	17,413
Cash and cash equivalents (includes consolidated variable interest entity: 2023 — $8)	469	564
Restricted cash and cash equivalents	283	266
Accrued interest receivable	63	71
Reinsurance balances recoverable on paid and unpaid losses (net of allowance: 2024 — $119; 2023 — $131)	582	740
Reinsurance balances recoverable on paid and unpaid losses, at fair value	199	217
Insurance balances recoverable (net of allowance: 2024 — $4; 2023 — $5 )	169	172
Net deferred charge assets	687	731
Other assets	821	739
TOTAL ASSETS	$19,896	$20,913
LIABILITIES
Losses and loss adjustment expenses	$10,148	$11,196
Losses and loss adjustment expenses, at fair value	1,056	1,163
Defendant asbestos and environmental liabilities	540	567
Insurance and reinsurance balances payable	32	43
Debt obligations	1,832	1,831
Other liabilities (includes consolidated variable interest entity: 2024 and 2023 — $1)	408	465
TOTAL LIABILITIES	14,016	15,265
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Voting ordinary Shares (par value $1 each, issued and outstanding 2024: 15,230,911; 2023: 15,196,685)	15	15
Preferred Shares:
Series C Preferred Shares (issued and held in treasury 2024 and 2023: 388,571)	—	—
Series D Preferred Shares (issued and outstanding 2024 and 2023: 16,000; liquidation preference $400)	400	400
Series E Preferred Shares (issued and outstanding 2024 and 2023: 4,400; liquidation preference $110)	110	110
Treasury Shares, at cost:
Series C Preferred shares (2024 and 2023: 388,571)	(422)	(422)
Joint Share Ownership Plan (voting ordinary shares, held in trust 2024 and 2023: 565,630)	(1)	(1)
Additional paid-in capital	591	579
Accumulated other comprehensive loss	(357)	(336)
Retained earnings	5,435	5,190
Total Enstar Shareholders’ Equity	5,771	5,535
Noncontrolling interests	109	113
TOTAL SHAREHOLDERS’ EQUITY	5,880	5,648
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,896	$20,913

Enstar Group Limited | 2024 Press Release	10

Non-GAAP Financial Measures

In addition to our key financial measures presented in accordance with GAAP, we present other non-GAAP financial measures that we use to manage our business, compare our performance against prior periods and against our peers, and as performance measures in our incentive compensation program.

These non-GAAP financial measures provide an additional view of our operational performance over the long-term and provide the opportunity to analyze our results in a way that is more aligned with the manner in which our management measures our underlying performance.

The presentation of these non-GAAP financial measures, which may be defined and calculated differently by other companies, is used to enhance the understanding of certain aspects of our financial performance. It is not meant to be considered in isolation, superior to, or as a substitute for the directly comparable financial measures prepared in accordance with GAAP.

Some of the adjustments reflected in our non-GAAP measures are recurring items, such as the exclusion of adjustments to net realized (gains)/losses and fair value changes on fixed maturity investments recognized in our statements of operations, the fair value of certain of our loss reserve liabilities for which we have elected the fair value option, and the amortization of fair value adjustments.

Management makes these adjustments in assessing our performance so that the changes in fair value due to interest rate movements, which are applied to some but not all of our assets and liabilities as a result of preexisting accounting elections, do not impair comparability across reporting periods.

It is important for the readers of our periodic filings to understand that these items will recur from period to period.

However, we exclude these items for the purpose of presenting a comparable view across reporting periods of the impact of our underlying claims management and investments without the effect of interest rate fluctuations on assets that we anticipate to hold to maturity and non-cash changes to the fair value of our reserves.

Similarly, our non-GAAP measures reflect the exclusion of certain items that we deem to be nonrecurring, unusual or infrequent when the nature of the charge or gain is such that it is not reasonably likely that such item may recur within two years, nor was there a similar charge or gain in the preceding two years. This includes adjustments related to bargain purchase gains on acquisitions of businesses, net gains or losses on sales of subsidiaries, net assets of held for sale or disposed subsidiaries classified as discontinued operations and other items that we separately disclose.

The following table presents more information on each non-GAAP measure. The results and GAAP reconciliations for these measures are set forth further below.

Non-GAAP Measure	Definition	Purpose of Non-GAAP Measure over GAAP Measure
Fully diluted book value per ordinary share

Total Enstar ordinary shareholders' equity

Divided by

Number of ordinary shares outstanding, adjusted for:

-the ultimate effect of any dilutive securities (which include restricted shares, restricted share units,directors’ restricted share units and performance share units) on the number of ordinary shares outstanding

Increases the number of ordinary shares to reflect the exercise of equity awards granted but not yet vested as, over the long term, this presents both management and investors with a more economically accurate measure of the realizable value of shareholder returns by factoring in the impact of share dilution.

We use this non-GAAP measure in our incentive compensation program.

Enstar Group Limited | 2024 Press Release	11

Adjusted return on equity (%) Adjusted operating income (loss) attributable to Enstar ordinary shareholders (numerator) Adjusted opening Enstar ordinary shareholders' equity (denominator)

Adjusted operating income (loss) attributable to Enstar ordinary shareholders divided by adjusted opening Enstar ordinary shareholder's equity

Net income (loss) attributable to Enstar ordinary shareholders, adjusted for:

-fair value changes and net realized (gains) losses on fixed maturities and funds held-directly managed,

-change in fair value of insurance contracts for which we have elected the fair value option (1),

-amortization of fair value adjustments,

-net gain/loss on purchase and sales of subsidiaries (if any),

-net income from discontinued operations (if any),

-tax effects of adjustments, and

-adjustments attributable to noncontrolling interests

Opening Enstar ordinary shareholders' equity, less:

-fair value changes on fixed maturities and funds held-directly managed,

-fair value of insurance contracts for which we have elected the fair value option (1),

-fair value adjustments, and

-net assets of held for sale or disposed subsidiaries classified as discontinued operations (if any)

Calculating the operating income (loss) as a percentage of our adjusted opening Enstar ordinary shareholders' equity provides a more consistent measure of the performance of our business by enabling comparison between the financial periods presented.

We eliminate the impact of fair value changes and net realized (gains) losses on fixed maturities and funds-held directly managed and the change in fair value of insurance contracts for which we have elected the fair value option, as:

•          we typically hold most of our fixed maturities until the earlier of maturity or the time that they are used to fund any settlement of related liabilities which are generally recorded at cost; and

•          removing the fair value option improves comparability since there are limited acquisition years for which we elected the fair value option.

Therefore, we believe that excluding their impact on our earnings improves comparability of our core operational performance across periods.

We include fair value adjustments as non-GAAP adjustments to the adjusted operating income (loss) attributable to Enstar ordinary shareholders as they are non-cash charges that are not reflective of the impact of our claims management strategies on our loss portfolios.

We eliminate the net gain (loss) on the purchase and sales of subsidiaries and net income from discontinued operations, as these items are not indicative of our ongoing operations.

We use this non-GAAP measure in our incentive compensation program.

Enstar Group Limited | 2024 Press Release	12

Adjusted run-off liability earnings (%) Adjusted prior period development (numerator) Adjusted net loss reserves (denominator)

Adjusted PPD divided by average adjusted net loss reserves.

Prior period net incurred losses and LAE, adjusted to:

Remove:

-Legacy Underwriting(2) operations

-amortization of fair value adjustments,

-change in fair value of insurance contracts for which we have elected the fair value option (1),

and

Add:

-the reduction/(increase) in estimates of net ultimate liabilities and reduction in estimated future expenses of our defendant A&E liabilities.

Net losses and LAE, adjusted to:

Remove:

-Legacy Underwriting(2) net loss reserves

-current period net loss reserves

-net fair value adjustments associated with the acquisition of companies,

-the fair value adjustments for contracts for which we have elected the fair value option (1) and

Add:

-net nominal defendant A&E liability exposures and estimated future expenses.

Calculating the RLE as a percentage of our adjusted average net loss reserves provides a more meaningful and comparable measurement of the impact of our claims management strategies on our loss portfolios across acquisition years and also to our overall financial periods.

We use this measure to evaluate the impact of our claims management strategies because it provides visibility into our ability to settle our claims obligations for amounts less than our initial estimate at the point of acquiring the obligations.

The following components of periodic recurring net incurred losses and LAE and net loss reserves are not considered key components of our claims management performance for the following reasons:

 •        Prior to the settlement of the contractual arrangements, the results of our Legacy Underwriting segment were economically transferred to a third party primarily through use of reinsurance and a Capacity Lease Agreement(3); as such, the results were not a relevant contribution to Adjusted RLE, which is designed to analyze the impact of our claims management strategies(2);

•         The change in fair value of insurance contracts for which we have elected the fair value option(1) has been removed to support comparability between the two acquisition years for which we elected the fair value option in reserves assumed and the acquisition years for which we did not make this election (specifically, this election was only made in the 2017 and 2018 acquisition years and the election of such option is irrevocable); and

 •       The amortization of fair value adjustments are non-cash charges that obscure our trends on a consistent basis.

We include our performance in managing claims and estimated future expenses on our defendant A&E liabilities because such performance is relevant to assessing our claims management strategies even though such liabilities are not included within the loss reserves.

We use this measure to assess the performance of our claim strategies and part of the performance assessment of our past acquisitions.

Adjusted total investment return (%) Adjusted total investment return ($) (numerator) Adjusted average aggregate total investable assets (denominator)

Adjusted total investment return (dollars) recognized in earnings for the applicable period divided by period average adjusted total investable assets.

Total investment return (dollars), adjusted for:

-fair value changes in fixed maturities, trading and funds held-directly managed; and

-unrealized (gains) losses on fixed maturities, AFS included within OCI, net of reclassification adjustments and excluding foreign exchange.

Total average investable assets, adjusted for:

-net unrealized (gains) losses on fixed maturities, AFS included within AOCI

-fair value changes in fixed maturities, trading and funds held-directly managed

Provides a key measure of the return generated on the capital held in the business and is reflective of our investment strategy.

Provides a consistent measure of investment returns as a percentage of all assets generating investment returns.

We adjust our investment returns to eliminate the impact of the change in fair value of fixed maturities (both credit spreads and interest rates), as we typically hold most of these investments until the earlier of maturity or used to fund any settlement of related liabilities which are generally recorded at cost.

(1)	Comprises the discount rate and risk margin components.
(2)	As of January 1, 2024, Legacy Underwriting is no longer a reportable segment as it no longer engages in any active business.
(3)	The reinsurance contractual arrangements (including the Capacity Lease Agreement) were settled during the second quarter of 2023. Other than the settlement of these arrangements, we did not record any other transactions in the Legacy Underwriting segment in 2023.

Enstar Group Limited | 2024 Press Release	13

Reconciliation of GAAP to Non-GAAP Measures

The table below presents a reconciliation of BVPS to Fully Diluted BVPS*:

	June 30, 2024			December 31, 2023
		Ordinary	Per Share		Ordinary	Per Share
	Equity (1)	Shares	Amount	Equity (1)	Shares	Amount
	(in millions of U.S. dollars, except share and per share data)
Book value per ordinary share	$5,261	14,665,281	$358.74	$5,025	14,631,055	$343.45
Non-GAAP adjustment:
Share-based compensation plans		334,625			292,190
Fully diluted book value per ordinary share*	$5,261	14,999,906	$350.74	$5,025	14,923,245	$336.72

(1)	Equity comprises Enstar ordinary shareholders' equity, which is calculated as Enstar shareholders' equity less preferred shares ($510 million) prior to any non-GAAP adjustments.

The table below presents a reconciliation of ROE to Adjusted ROE* and Annualized ROE to Annualized Adjusted ROE*:

	Three Months Ended
	June 30, 2024				June 30, 2023
	Net				Net
	income	Opening		Annualized	income	Opening		Annualized
	(loss) (1)	equity (1)	ROE	ROE	(loss) (1)	equity (1)	ROE	ROE
	(in millions of U.S. dollars)
Net income (loss)/Opening equity/ ROE/Annualized ROE (1)	$126	$5,122	2.5%	9.8%	$21	$4,367	0.5%	1.9%
Non-GAAP adjustments for loss (gains):
Net realized losses on fixed maturities, AFS (2) / Cumulative fair value changes to fixed maturities, AFS (3)	9	416			25	531
Fair value changes on fixed maturities, trading (2) / Fair value changes on fixed maturities, trading (3)	16	251			42	316
Fair value changes in funds held - directly managed (2) / Fair values changes on funds held - directly managed (3)	10	122			22	147
Change in fair value of insurance contracts for which we have elected the fair value option / Fair value of insurance contracts for which we have elected the fair value option (4)	(4)	(249)			(8)	(278)
Amortization of fair value adjustments / Fair value adjustments	6	(103)			6	(121)
Tax effects of adjustments (5)	(3)	—			(3)	—
Adjusted net income (loss)/Adjusted opening equity/Adjusted ROE/ Annualized adjusted ROE*	$160	$5,559	2.9%	11.5%	$105	$4,962	2.1%	8.5%

(1)	Net income (loss) comprises net income (loss) attributable to Enstar ordinary shareholders, prior to any non-GAAP adjustments. Opening equity comprises Enstar ordinary shareholders' equity, which is calculated as opening Enstar shareholders' equity less preferred shares ($510 million), prior to any non-GAAP adjustments.

(2)	Net realized gains (losses) on fixed maturities, AFS are included in net realized gains (losses) in our unaudited condensed consolidated statements of operations. Fair value changes in our fixed maturities, trading and funds held - directly managed are included in fair value changes in trading securities, funds held and other investments in our unaudited condensed consolidated statements of operations

(3)	Our fixed maturities are held directly on our balance sheet and also within the "Funds held" balance.

(4)	Comprises the discount rate and risk margin components.

(5)	Represents an aggregation of the tax expense or benefit associated with the specific country to which the pre-tax adjustment relates, calculated at the applicable jurisdictional tax rate.

*Non-GAAP measure.

Enstar Group Limited | 2024 Press Release	14

	Six Months Ended
	June 30, 2024				June 30, 2023
	Net				Net	Opening
	income	Opening		Annualized	income	equity		Annualized
	(loss) (1)	equity (1)	ROE	ROE	(loss) (1)	(1)(2)	ROE	ROE
				(in millions of U.S. dollars)
Net income/Opening equity/ROE (1)	$245	$5,025	4.9%	9.8%	$445	$4,464	10.0%	19.9%
Non-GAAP adjustments for loss (gains):
Net realized losses on fixed maturities, AFS (2) / Cumulative fair value changes to fixed maturities, AFS (3)	15	380			43	647
Fair value changes on fixed maturities, trading (3) / Fair value changes on fixed maturities, trading (4)	30	234			2	400
Fair value changes on funds held - directly managed (3) / Fair value changes on funds held - directly managed (4)	15	111			3	780
Change in fair value of insurance contracts for which we have elected the fair value option / Fair value of insurance contracts for which we have elected the fair value option (5)	(8)	(246)			12	(294)
Amortization of fair value adjustments / Fair value adjustments	9	(107)			9	(124)
Tax effects of adjustments (6)	(5)	—			(6)	—
Adjustments attributable to noncontrolling interests (7)	—	—			(2)	—
Adjusted net income /Adjusted opening equity/Adjusted ROE*	$301	$5,397	5.6%	11.2%	$506	$5,873	8.6%	17.2%

(1)	Net income (loss) comprises net income (loss) attributable to Enstar ordinary shareholders, prior to any non-GAAP adjustments. Opening equity comprises Enstar ordinary shareholders' equity, which is calculated as opening Enstar shareholders' equity less preferred shares ($510 million), prior to any non-GAAP adjustments.

(2)	Enstar ordinary shareholders’ equity as of December 31, 2022 has been retrospectively adjusted for the impact of adopting ASU 2018-12. Refer to Note 12 of our condensed consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023 for further information.

(3)	Net realized gains (losses) on fixed maturities, AFS are included in net realized gains (losses) in our unaudited condensed consolidated statements of operations. Fair value changes in our fixed maturities, trading and funds held - directly managed are included in fair value changes in trading securities, funds held and other investments in our unaudited condensed consolidated statements of operations

(4)	Our fixed maturities are held directly on our balance sheet and also within the "Funds held" balance.

(5)	Comprises the discount rate and risk margin components.

(6)	Represents an aggregation of the tax expense or benefit associated with the specific country to which the pre-tax adjustment relates, calculated at the applicable jurisdictional tax rate.

(7)	Represents the impact of the adjustments on the net income (loss) attributable to noncontrolling interests associated with the specific subsidiaries to which the adjustments relate.

*Non-GAAP measure.

Enstar Group Limited | 2024 Press Release	15

The tables below present a reconciliation of RLE to Adjusted RLE*:

	Three				Three
	Months				Months
	Ended		As of		Ended
	June 30,	June 30,	March 31,	June 30,	June 30,
	2024	2024	2024	2024	2024
				Average
		Net loss	Net loss	net loss
	RLE / PPD	reserves	reserves	reserves	RLE %
		(in millions of U.S. dollars)
PPD/net loss reserves/RLE %	$62	$10,518	$10,827	$10,673	0.6%
Non-GAAP adjustments for expenses (income):
Net loss reserves - current period	—	(9)	(5)	(7)
Amortization of fair value adjustments / Net fair value adjustments associated with the acquisition of companies	6	98	103	101
Changes in fair value - fair value option / Net fair value adjustments for contracts for which we have elected the fair value option (1)	(4)	253	249	251
Change in estimate of net ultimate liabilities - defendant A&E / Net nominal defendant A&E liabilities	—	497	516	506
Reduction in estimated future expenses - defendant A&E / Estimated future expenses - defendant A&E	1	31	32	31
Adjusted PPD/Adjusted net loss reserves/Adjusted RLE %*	$65	$11,388	$11,722	$11,555	0.6%

	Three				Three
	Months				Months
	Ended	As of			Ended
	June 30,	June 30,	March 31,	June 30,	June 30,
	2023	2023	2023	2023	2023
				Average
		Net loss	Net loss	net loss
	RLE / PPD	reserves	reserves	reserves	RLE %
		(in millions of U.S. dollars)
PPD/net loss reserves/RLE %	$10	$12,939	$11,226	$12,082	0.1%
Non-GAAP adjustments for expenses (income):
Net loss reserves - current period	—	(11)	(9)	(10)
Amortization of fair value adjustments / Net fair value adjustments associated with the acquisition of companies	6	116	121	119
Changes in fair value - fair value option / Net fair value adjustments for contracts for which we have elected the fair value option (1)	(8)	312	278	295
Change in estimate of net ultimate liabilities - defendant A&E / Net nominal defendant A&E liabilities	—	550	560	555
Reduction in estimated future expenses - defendant A&E / Estimated future expenses - defendant A&E	—	34	34	34
Adjusted PPD/Adjusted net loss reserves/Adjusted RLE %*	$8	$13,940	$12,210	$13,075	0.1%

(1) Comprises the discount rate and risk margin components.

*Non-GAAP measure.

Enstar Group Limited | 2024 Press Release	16

	Six Months				Six Months
	Ended	As of			Ended
	June 30,	June 30,	December	June 30,	June 30,
	2024	2024	31, 2023	2024	2024
				Average
		Net loss	Net loss	net loss
	RLE / PPD	reserves	reserves	reserves	RLE %
	(in millions of U.S. dollars)
PPD/net loss reserves/RLE/Annualized RLE	$86	$10,518	$11,585	$11,052	0.8%
Non-GAAP Adjustments:
Net loss reserves - current period	—	(9)	—	(5)
Amortization of fair value adjustments / Net fair value adjustments associated with the acquisition of companies	9	98	107	103
Changes in fair value - fair value option / Net fair value adjustments for contracts for which we have elected the fair value option (1)	(8)	253	246	250
Change in estimate of net ultimate liabilities - defendant A&E / Net nominal defendant A&E liabilities	—	497	527	512
Reduction in estimated future expenses - defendant A&E / Estimated future expenses - defendant A&E	2	31	33	32
Adjusted PPD/Adjusted net loss reserves/Adjusted RLE/ Annualized Adjusted RLE*	$89	$11,388	$12,498	$11,944	0.7%

	Six Months				Six Months
	Ended	As of			Ended
	June 30,	June 30,	December	June 30,	June 30,
	2023	2023	31, 2022	2023	2023
				Average
		Net loss	Net loss	net loss
	RLE / PPD	reserves	reserves	reserves	RLE %
	(in millions of U.S. dollars)
PPD/net loss reserves/RLE/Annualized RLE	$20	$12,939	$12,011	$12,475	0.2%
Non-GAAP Adjustments:
Net loss reserves - current period	—	(11)	—	(6)
Legacy Underwriting	—	—	(139)	(70)
Amortization of fair value adjustments / Net fair value adjustments associated with the acquisition of companies	9	116	124	120
Changes in fair value - fair value option / Net fair value adjustments for contracts for which we have elected the fair value option (1)	12	312	294	303
Change in estimate of net ultimate liabilities - defendant A&E / Net nominal defendant A&E liabilities	2	550	572	561
Reduction in estimated future expenses - defendant A&E / Estimated future expenses - defendant A&E	1	34	35	35
Adjusted PPD/Adjusted net loss reserves/Adjusted RLE/ Annualized Adjusted RLE*	$44	$13,940	$12,897	$13,418	0.3%

(1) Comprises the discount rate and risk margin components.

*Non-GAAP measure.

Enstar Group Limited | 2024 Press Release	17

The tables below present a reconciliation of our Annualized TIR to our Annualized Adjusted TIR*:

	Three Months Ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
		(in millions of U.S. dollars)
Net investment income	$155	$172	$315	$328
Net realized losses
Fixed maturities, AFS	(9)	(25)	(15)	(43)
Net realized losses	(9)	(25)	(15)	(43)
Fair value changes
Fixed maturities, trading	(16)	(42)	(30)	(2)
Funds held	(10)	(22)	(15)	(3)
Equity securities	35	39	72	92
Other investments	78	27	145	112
Investment derivatives	(1)	(4)	(1)	5
Fair value changes	86	(2)	171	204
(Loss) income from equity method investments	(8)	14	(13)	25
Other comprehensive income:
Unrealized (losses) gains on fixed maturities, AFS, net of reclassification adjustments excluding foreign exchange	3	(22)	(9)	65
TIR ($)	$227	$137	$449	$579
Non-GAAP adjustment:
Net realized and unrealized losses on fixed maturities, AFS and trading, and funds held-directly managed	35	90	60	49
Unrealized (gains) losses on fixed maturities, AFS, net of reclassification adjustments excluding foreign exchange	(3)	22	$9	$(65)
Adjusted TIR ($)*	$259	$249	$518	$563
Total investments	$16,623	$18,033	$16,623	$18,033
Cash and cash equivalents, including restricted cash and cash equivalents	752	1,186	752	1,186
Total investable assets	$17,375	$19,219	$17,375	$19,219
Average aggregate invested assets, at fair value (1)	17,587	18,548	17,825	18,831
Annualized TIR % (2)	5.2%	3.0%	5.0%	6.1%
Non-GAAP adjustment:
Net unrealized losses on fixed maturities, AFS included within AOCI and net unrealized losses on fixed maturities, trading and funds held - directly managed	803	1,053	803	1,053
Adjusted investable assets*	$18,178	$20,272	$18,178	$20,272
Adjusted average aggregate invested assets, at fair value* (3)	$18,383	$19,572	$18,597	$20,218
Annualized adjusted TIR %* (4)	5.6%	5.1%	5.6%	5.6%

(1)	This amount is a two and three period average of the total investable assets for the three and six months ended June 30, 2024 and 2023, respectively, as presented above, and is comprised of amounts disclosed in our quarterly and annual U.S. GAAP consolidated financial statements.

(2)	Annualized TIR % is calculated by dividing the annualized TIR ($) by average aggregate invested assets, at fair value.

(3)	This amount is a two and three period average of the adjusted investable assets* for the three and six months ended June 30, 2024 and 2023, respectively, as presented above.

(4)	Annualized adjusted TIR %* is calculated by dividing the annualized adjusted TIR* ($) by adjusted average aggregate invested assets, at fair value*.

*Non-GAAP measure.

Enstar Group Limited | 2024 Press Release	18